Exhibit 99.1

XPeng Announces Vehicle Delivery Results for February 2022

•	6,225 vehicles delivered in February 2022, a 180% increase year-over-year

•	Technology upgrade for Zhaoqing plant completed to accelerate future deliveries

Guangzhou, China, March 1, 2022 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for February 2022.

XPeng delivered 6,225 Smart EVs in February 2022, representing a 180% increase year-over-year. Deliveries in February consisted of 3,537 P7 smart sports sedans, representing a 151% year-over-year increase. 2,059 P5 smart family sedans were delivered in February, bringing cumulative deliveries of the P5 to 13,953 since its launch in September 2021. Also 629 G3 & G3i smart compact SUVs were delivered in February.

The technology upgrade at the Zhaoqing plant during the Chinese New Year holiday from late January to early February has been completed. Production at the Zhaoqing plant resumed in mid-February as planned. The upgrade enables the Company to accelerate delivery of its significant order backlog in hand.

In February 2022, the Company achieved several milestones:

•	XPeng (HKEX: 9868) was added to the Shenzhen-Hong Kong and Shanghai-Hong Kong Stock Connect programs, which allows qualified Chinese Mainland investors to trade eligible Hong Kong shares of XPeng.

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It was announced that XPeng (HKEX: 9868) will be included in the Hang Seng TECH Index as a constituent stock, effective March 7, 2022, a strong endorsement of the Company’s underlying strength as a technology leader in the smart mobility industry.

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The Company announced its strategic partnerships with two renowned European automobile players for agency retail collaborations in the Netherlands and Sweden. At the same time, XPeng’s first branded overseas retail experience store opened in Stockholm, Sweden.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to explore and drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com